SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO PARTNER WITH NIKI LAUDA TO DEVELOP LAUDAMOTION AIRLINE IN AUSTRIA
RYANAIR TO ACQUIRE 75% SUBJECT TO EU COMPETITION APPROVAL

Ryanair Holdings Plc today (20 Mar) announced that it has entered into a binding agreement with Mr Niki Lauda to support his plan to develop and grow LaudaMotion GmbH, an Austrian Airline based in Vienna.

LaudaMotion is an Austrian AOC holder owned by Niki Lauda, which has recently acquired many of the assets, including A320 aircraft, of the former Niki Airline, and will shortly start a range of scheduled and charter services from Germany, Austria and Switzerland primarily to Mediterranean leisure destinations.

Under this agreement Ryanair will acquire an initial 24.9% stake in LaudaMotion and this will rise as soon as possible to 75% subject to EU Competition approval. Niki Lauda will chair the Board of the airline and oversee the implementation of his strategy to build a successful Austrian low fares airline. Ryanair will provide financial and management support to LaudaMotion as well as 6 wet-lease aircraft for S2018 to enable LaudaMotion to complete an extensive 21 aircraft flying program.

The cost of this 75% investment in LaudaMotion (if approved by the EU) will be less than €50m although Ryanair will provide an additional €50m for year 1 start up and operating costs. Both Mr Lauda and Ryanair will work with the existing management team of LaudaMotion and expect the airline to reach profitability by year 3 of operations if their plan to grow the business to a fleet of at least 30 Airbus aircraft is successful.

This partnership provides job security, career opportunities and growth in employment in all activities of LaudaMotion, such as cockpit and cabin crew, maintenance and administration, and will allow consumers and visitors to benefit from strong competition, leading to more choices and lower fares.

Ryanair's Michael O'Leary said:

"We look forward to working in partnership with Niki Lauda to successfully develop his vision for a successful Austrian low fares airline to service the schedule and charter markets.  The LaudaMotion AOC will support a fleet of Airbus aircraft which is something we have hoped to develop within the Ryanair Group for some years.

LaudaMotion will benefit from this partnership between Niki Lauda and Ryanair. With access to the Ryanair fleet and financial resources, LaudaMotion will now grow more rapidly, as it seeks to compete in a market which is dominated by Lufthansa's high airfares with its Swiss and Austrian subsidiaries.

This LaudaMotion partnership is good news for Austrian and German consumers/visitors who can now look forward to real competition, more choice and lower fares.  It is also great news for LaudaMotion's people who can look forward to improved job security and more promotional opportunities in Vienna and other bases as we work with Niki Lauda and his team to accelerate growth of LaudaMotion - Austria's low fares airline."

Niki Lauda, Chairman of LaudaMotion said:

"I have always stood up for competition and have opposed monopolies. Therefore I am thrilled that in the partnership with Ryanair, LaudaMotion will be able to establish itself as a strong competitor and to grow quickly and sustainably. A new player in the aviation market is born and I am looking forward to offering our passengers an extensive route portfolio at competitive air fares."

ENDS

For further information
please contact:
                                   Robin Kiely                            Piaras Kelly
                                   Ryanair DAC                         Edelman Ireland
                                   Tel: +353-1-9451949             Tel: +353-1-6789 333
                                   press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 March, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary